March 24, 2005


via facsimile and U.S. mail


Mr. Randal B. McDonald, Jr.
Director, Chief Financial Officer, Treasurer, Assistant Secretary
Vtex Energy, Inc.
8303 Southwest Freeway, Suite 950
Houston, TX 77074



	Re:	Vtex Energy, Inc.
		10-K for the fiscal year ended April 30, 2004
		File No. 0-22661


Dear Mr. McDonald:

      We have reviewed the above filing and have the following engineering comments. Our review has been limited to the specific issues identified in this letter. Other than comment number 8, you may comply with these comments in future filings. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In comment number
8, we ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.




10-K for the fiscal year ended April 30, 2004

filed on September 22, 2004

Description of Business, page 2

	Business Strategy, page 3

1. You state that the Gulf Coast region is characterized by long-lived reserves with predictable and low production depletion rates.
Our experience is that the Gulf Coast is characterized by short-lived reserves with predictable but high production depletion rates. Please revise your document or provide further support for your statement.

Description of Properties, page 8

	Bateman Lake, page 8

2. You should limit the use of industry jargon. Terms such as productive horizons, production mechanism, water and depletion drive and pay zones have little meaning for the average investor. Either revise the document to eliminate these terms or provide a definition of each one so the average investor will understand them.

3. You state that the Bateman Lake acreage has significant potential reserves in addition to its proved reserves. Only proved reserves may be disclosed in SEC filings. The term "significant potential reserves" should be removed.

4. Concerning State Lease No. 1337 you state that "there is great potential that large reserves are trapped in sands deeper than the X
Series sands. The 3D seismic data will allow the Company to determine if a deep structure exists." Please clarify that seismic data alone does not guarantee the existence of hydrocarbons or the existence of hydrocarbons in economic quantities. Only through the drilling and testing of a well can the existence of hydrocarbons be determined.

Mustang Island 818-L, page 9

5. You state that you currently estimate at least 6 billion cubic feet of remaining recoverable reserves. Only proved reserves can be disclosed in an SEC filing. Please revise your document to only disclose proved reserves.

6. You indicate that you are seeking an investor to provide $3 million for the reworking of three wells which will allow the conversion of approximately 4 billion cubic feet of reserves from proved developed non-producing to proved developed producing. Given that you have significant capital expenditures remaining to bring these reserves on production, it would appear that the correct classification of these reserves would be proved undeveloped. Revise your document accordingly.

Reserve Information, page 11

7. Revise your document to not state that proved reserve estimates are uncertain. This is in conflict with the definition of proved reserves found in Rule 4-10(a) of Regulation S-X which requires that reserves be reasonably certain of being recovered.

Changes in Proved Reserves, page 12

8. In 2003 you increased gas reserves by a change of estimate by 9,405 MCF while in 2004 you decreased gas reserves by a change of 9,396 MCF. Supplementally, please describe to us the nature of these changes. We may have additional comments.


Notes to Consolidated Financial Statements, page F-11

	Note 14 Oil and Gas Reserve Information , page F-23

9. Clarify the apparent discrepancy in this note regarding who prepares your estimates of proved oil and gas reserves. The first paragraph cites Raymond Perry, Jr. while the second paragraph references "internal petroleum engineers." Also, if you employ both, address any material differences in their estimates.

10. Please revise your document to not imply that reserve estimates of other engineers might differ materially. We believe that if different engineers are provided with the same data their estimates of proved reserves will not be materially different. If they are then the incremental estimates of the engineer with the materially higher estimate probably do not represent proved reserves as they are not reasonably certain to be recovered.



Closing Comments

      As appropriate, please amend your filings in response to these comments within 10 business days. You may also wish to provide us with marked copies of any amendment to expedite our review.
Please
furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information.
Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      Direct questions related to engineering issues to James
Murphy,
Petroleum Engineer, at (202) 942-2939. Direct questions related to all other disclosure issues to the undersigned at (202) 942-1870. Direct all correspondence to the following ZIP code: 20549-0405.


							Sincerely,



							H. Roger Schwall
							Assistant Director

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Mr. Randal B. McDonald, Jr.
Vtex Energy, Inc.
March 24, 2005
Page 2



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

         DIVISION OF
CORPORATION FINANCE